Cisco Systems, Inc. 170 West Tasman Drive San Jose, CA 95134-1706 Direct: 408 526 4000 FAX: 408 526 4100 www.cisco.com

March 11, 2015

Mr. Stephen Krikorian

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cisco Systems, Inc.
Form 10-K for the Fiscal Year Ended July 26, 2014
Filed September 9, 2014
File No. 000-18225

Dear Mr. Krikorian:

On behalf of Cisco Systems, Inc., a California corporation (the “Company” or “Cisco”), set forth below is the Company’s response to the comment of the Staff of the Securities and Exchange Commission (the “Staff”) as set forth in the Staff’s comment letter dated February 25, 2015.

For ease of reference, the heading and number of the response set forth below correspond to the heading and number in the Staff’s comment, and we have set forth below, in italics, the text of the Staff’s comment prior to the response.

Item 7., Management’s Discussion and Analysis of Financial Condition and Results of Operations

Product Revenue by Groups of Similar Products, page 47

1.	In your response to our prior comment 4, you indicate that many of these product categories have roughly similar margin profiles, with the exception of Service Provider Video and Data Center products. In this regard, please clarify the percentage range by which products with roughly similar product gross margins differ. Also, please tell us whether or not gross margin for such products have historically exhibited similar trends.

Response:

The categories of products that have roughly similar margin profiles collectively constitute the predominant portion of our product revenue. We supplementally advise the Staff that each of these categories of products had gross margins above our consolidated product gross margin during fiscal 2014, and were all within approximately plus or minus 5 percentage points of the average for this group. The range for each of the five fiscal years 2010-2014 was substantially consistent with fiscal 2014, and any variations had a limited effect on the changes in aggregate product gross margins for the periods.

Stephen Krikorian

Securities and Exchange Commission

March 11, 2015

Should you have any questions or comments concerning this response to your comment letter, please contact Prat S. Bhatt, Senior Vice President, Corporate Controller and Chief Accounting Officer, at (408) 526-7815, or Daniel J. Winnike of Fenwick & West LLP, our outside legal counsel, at (650) 335-7657.

Sincerely,

/s/ Kelly A. Kramer

Kelly A. Kramer Executive Vice President and Chief Financial Officer

cc:	Juan Migone, Securities and Exchange Commission
John T. Chambers, Cisco Systems, Inc.
Mark Chandler, Cisco Systems, Inc.
Prat S. Bhatt, Cisco Systems, Inc.
Daniel J. Winnike, Fenwick & West LLP
Kris Muller, PricewaterhouseCoopers LLP
Joseph Zullo, PricewaterhouseCoopers LLP